Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

October 14, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brigitte Lippmann
Isabel Rivera
Isaac Esquivel
Eric McPhee

Re:	Plutonian Acquisition Corp.
Registration Statement on Form S-1
Filed October 5, 2022
File No. 333-267742

Ladies and Gentlemen:

On behalf of our client, Plutonian Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 11, 2022, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on October 5, 2022), all page references herein correspond to the page of Amended S-1.

Form S-1 filed October 5, 2022
Cover Page

1.	Please disclose that the shareholders will not have the opportunity to vote on or redeem their shares in connection with any extension of up to 18 months to complete the business combination.

In response to the Staff’s comment, the requested disclosures have been added on Cover Page of the Amended S-1.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Wei Kwang Ng, Plutonian Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.